News Release
B2Gold Achieves Commercial Production at the Fekola Mine Ahead of Schedule;
Gold Production to date During Ramp Up is Approximately 80,000 Ounces, 158% Above Budget1

Vancouver, December 4, 2017 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that the Fekola Mine in Mali achieved commercial production on November 30, 2017, one month ahead of the revised schedule and four months ahead of the schedule announced in the Optimized Feasibility Study (“OFS”). Ramp up to full-scale production at Fekola remains ahead of schedule with gold production well above budget in each of the ramp-up months, beating original recovery, grade and plant availability estimates in the OFS design. To November 30, 2017, the Fekola Mine has produced approximately 80,000 ounces of gold1, approximately 158% above budget (31,000 ounces). Gold production from the Fekola Mine in 2017 is now forecast to be between 100,000 and 110,000 ounces, far surpassing the upper end of the original guidance of 45,000 to 55,000 ounces. Based on current assumptions and updates to B2Gold’s current year guidance and long-term mine plans, the Company is now projecting consolidated gold production in 2017 of between 580,000 and 625,000 ounces.

In 2018, consolidated gold production is forecast to be between 925,000 and 975,000 ounces. This represents an increase in annual consolidated gold production of approximately 58% for B2Gold in 2018 versus 2017. Annual consolidated cash operating costs (see “Non-IFRS Measures”) and all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) for 2018 are forecast to decrease in 2018 to approximately $525 per ounce and $800 per ounce, respectively.

B2Gold has declared commercial production at the Fekola Mine based on an internal commercial production measure of 30 consecutive days of mill throughput at 65% or greater of nameplate capacity (607 dry tonnes per hour). During the 30 consecutive-day commercial test, the mill achieved an average throughput of 626 dry tonnes per hour. This included an availability for the mill of 95% (budget was 70%) for the test period and a recovery that exceeded 95% (budget was 91%).

The Fekola mill started processing ore more than three months ahead of schedule on September 25, 2017, (see news release dated 09/25/2017) with the first pour at the Fekola Mine achieved on October 7, 2017. In October, the first full month of ramp-up and pre-commercial production, the Fekola mill treated 324,525 tonnes of ore (budgeted – 225,804 tonnes) at an average grade of 3.40 g/t (budgeted – 2.33 g/t) with a gold recovery of 95.4% (budgeted – 90.0%), producing a total of 33,946 ounces of gold in the month (surpassing budget of 15,100 ounces). Gold production at Fekola in November 2017 was approximately 40,000 ounces1 from 426,836 tonnes of ore (budgeted 316,000 tonnes) at an average grade of 3.05 g/t (2.33 g/t budgeted) with gold recoveries of 95.5% (budget 91%). The higher than budgeted grade is a result of the early start to mining (April 2017), allowing the site to stockpile ore and blend mill feed for optimal production.

The estimated overall production from the Fekola Mine for 2017 is now projected to be between 100,000 and 110,000 ounces. Commercial gold production in 2017 will include a projected 25,000 ounces in December 2017. This number is lower than the production in October and November 2017, due to a planned shutdown to finalize operational changes. The routine shutdown is expected to last six to seven days.

Based on the life of mine (“LoM”) plan in 2018, the first full year of Fekola production, the Company is projecting production of approximately 400,000 to 410,000 ounces of gold from the Fekola Mine with low projected cash operating costs and AISC of approximately $354 per ounce and $609 per ounce, respectively.

For the first three years, the Fekola Mine is projected to produce approximately 400,000 ounces of gold annually at cash operating costs of $357 per ounce and AISC of $604 per ounce. For the first seven years, Fekola is projected to produce approximately 374,000 ounces of gold annually with cash operating costs of $391 per ounce and AISC of $643 per ounce. Over the initial ten-year LoM, Fekola is projected to produce an average of 345,000 ounces per annum at cash operating costs of $428 per ounce and AISC of $664 per ounce.

Exploration

Positive drill results from the Company’s $15.4 million 2017 exploration program at the Fekola area (see news release dated 11/9/2017) indicated that the main Fekola deposit, with additional drilling, could extend significantly to the north. In addition, drilling below the extensive saprolite resource at the Anaconda, Adder and Mamba zones has discovered three, well mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones.

Drilling is ongoing to further test the Fekola North Extension zone, infill the Fekola resource and further test the new bedrock mineralization beneath the Anaconda, Adder and Mamba saprolite resource. The Company is planning additional, aggressive exploration drilling programs on these targets in 2018.

1. Production numbers are considered approximate because monthly production has not been reconciled yet for November 2017.

Qualified Person

Tom Garagan, Senior Vice President of Exploration of B2Gold, a qualified person under NI 43-101, has approved the exploration information contained in this news release.

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

About B2Gold Corp.

Headquartered in Vancouver, Canada, B2Gold Corp. is one of the fastest-growing intermediate gold producers in the world. Founded in 2007, today, B2Gold has five operating gold mines and numerous exploration and development projects in various countries including Nicaragua, the Philippines, Namibia, Mali, Burkina Faso, Colombia and Finland.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President & Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including projections of future financial and operational performance; statements with respect to future events or future performance; production estimates and guidance, including the Company’s projected consolidated gold production of between 580,000 and 625,000 ounces in 2017 (including production from Fekola of between 100,000 and 110,000 ounces) and projected gold production of between 925,000 and 975,000 ounces in 2018; projected operating and production costs and guidance; and statements regarding anticipated exploration, development, construction, production and other activities of the Company, including: estimated gold production at Fekola in November, December and Q4 of 2017 and 2018; 2018 being the first full year of production and anticipated increase of over 58% in gold production in 2018; the anticipated shutdown lasting 6-7 days; under the LoM plan for Fekola, the projected gold production, operating cash costs and AISC in 2018 and over the initial 3, 7 and 10 year operating periods; the results of future exploration including the potential for additional Fekola-style mineralized zones; conversion of inferred resources to indicated resources; and potential to add 900,000 ounces of gold with further drilling. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections, based on certain estimates and assumptions, regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks and assumptions associated with the volatility of metal prices and the Company’s common shares; risks and dangers inherent in exploration, development and mining activities; uncertainty of reserve and resource estimates; risk of not achieving production, cost or other estimates; risk that actual production, development plans and costs differ materially from the estimates in the Company’s feasibility studies; risks related to ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; availability of financing and financing risks; risks related to operations in foreign and developing countries and compliance with foreign laws; risks related to remote operations and the availability adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; regulatory, political and country risks; the final outcome of the Department of Environment and Natural Resources audit; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur. The Company’s forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. The Company's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures:

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s management discussion and analysis, available under B2Gold’s corporate profile at www.sedar.com and at www.sec.gov or on its website at www.b2gold.com, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates such measures.

Cautionary Note to United States Investors:

The Company has prepared its public disclosures in accordance with Canadian securities laws, which differ in certain respects from U.S. securities laws. In particular, this news release may refer to “mineral resources”, “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by the SEC and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource”, “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under SEC standards. Under SEC standards, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws, rules and regulations. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Currency: All amounts in this news release are expressed in United States dollars, unless otherwise stated.

The Toronto Stock Exchange and the NYSE American LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by the Company.